PFAX201

Exemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	14-Dec-2009
Time	19:10:15
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

SUPPL

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding



10015024

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

dlw 1/5

Form 604

Exemption File No. 82-35011

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Limited (EHL)

ACN/ARSN: 112 188 815

1. Details of substantial holder(1)

Name: BlackRock Investment Management (Australia) Limited

ACN/ARSN (if applicable): 006 165 975

There was a change in the interests of the substantial holder on: 02 / 12 / 2009

The previous notice was given to the company on: 03 / 11 / 2009

The previous notice was dated: 03 / 11 / 2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ordinary	39,573,544	6.27%	46,631,857	7.74%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Appendix B					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Appendix A					

Exemption File No. 82-35011

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Appendix A	BlackRock and Barclays Global Investors entities became
	Associates following the merger

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Appendix A	

Signature

print name Con Tzatzakis capacity Director

sign here date 14 / 12 /2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom`e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix A

Entity Name	class	Number of Securities	Nature of Association	Entity Address
BlackRock Investment Management (Aust) Ltd	ORD	5,572,967	same ultimate holding company	Level 19, 120 Collins St Melbourne Australia
BlackRock Investment Management (UK) Ltd	ORD	571,850	same ultimate holding company	33 King William Street London EC4R 9AS, UK
BlackRock Asset Management Australia Limited	ORD	38,492,743	same ultimate holding company	Level 43, Grosvenor Place 225 George Street Sydney NSW 2000 Australia
BlackRock Advisors (UK) Ltd.	ORD	210,181	same ultimate holding company	Murray House 1Royal Mint Court London, EC3N 4HH, UK
BlackRock Fund Advisors	ORD	352,990	same ultimate holding company	400 Howard Street San Francisco, CA, 94105
BlackRock Institutional Trust Company, N.A.	ORD	1,431,126	same ultimate holding company	400 Howard Street San Francisco, CA, 94105

Appendix B

Emeco Holdings Limited (EHL)

Trans date	Trans type	Consideration	Units
21-Apr-09	Buy	4	10
22-Apr-09	Buy	655	1,489
22-Apr-09	B	59,834	134,762
23-Apr-09	Sell	95	-217
24-Apr-09	Sell	479	-1,088
24-Apr-09	B	28,242	63,466
24-Apr-09	S	40,946	-91,697
28-Apr-09	Buy	18	45
29-Apr-09	Buy	5	12
30-Apr-09	Buy	418	1,071
01-May-09	Buy	5	12
04-May-09	Sale of Ord Shares	6,989	-17,472
05-May-09	Buy	5	12
06-May-09	Pur of Ord Shares	17,080	36,340
06-May-09	Pur of Ord Shares	20,807	44,270
06-May-09	Pur of Ord Shares	24,139	51,360
06-May-09	Sell	7	-16
07-May-09	Sell	5	-10
08-May-09	Sell	108	-230
08-May-09	B	230,856	488,236
11-May-09	Buy	20	42
12-May-09	Buy	12,056	25,652
12-May-09	Sell	5	-10
13-May-09	Buy	6,092	12,826
13-May-09	Buy	8	16
14-May-09	Buy	5	10
18-May-09	Buy	93	232
18-May-09	B	26,562	65,150
20-May-09	Sell	7	-15
21-May-09	Pur of Ord Shares	10,959	23,317
21-May-09	Sale of Ord Shares	1,931	-4,291
21-May-09	Sale of Ord Shares	10,661	-23,690
21-May-09	Sale of Ord Shares	30,529	-67,843
21-May-09	Sale of Ord Shares	32,180	-71,510
21-May-09	Sale of Ord Shares	92,661	-205,914
21-May-09	B	34,823	77,043
22-May-09	Buy	4	10
22-May-09	Sale of Ord Shares	1,932	-4,599
22-May-09	Sale of Ord Shares	10,663	-25,388
22-May-09	Sale of Ord Shares	30,537	-72,706
22-May-09	Sale of Ord Shares	32,187	-76,635
22-May-09	Sale of Ord Shares	92,682	-220,672
22-May-09	B	39,917	95,132
28-May-09	Sell	5	-11
29-May-09	Sell	-152,577	-354,607
29-May-09	Buy	11,893	27,969
29-May-09	Buy	102,830	236,553
29-May-09	Sell	152,577	354,607
29-May-09	Sell	277,159	641,300
29-May-09	Sell	12	-28
29-May-09	Sale of Ord Shares	36,290	-82,477
29-May-09	Sale of Ord Shares	72,052	-163,755
29-May-09	S	29,700	-69,981
01-Jun-09	Buy	6,096	13,775
01-Jun-09	Sell	5	-11
02-Jun-09	Buy	1,128	2,401
03-Jun-09	Sell	985	-2,096
03-Jun-09	Sale of Ord Shares	57,633	-122,623
03-Jun-09	Sale of Ord Shares	122,214	-260,030

Trans date	Trans type	Consideration	Units
03-Jun-09	B	26,290	55,961
04-Jun-09	Buy	33	72
04-Jun-09	Sale of Ord Shares	47,556	-103,382
04-Jun-09	Sale of Ord Shares	100,846	-219,230
05-Jun-09	Buy	70	135
05-Jun-09	Sale of Ord Shares	11,879	-24,747
05-Jun-09	Sale of Ord Shares	25,189	-52,477
05-Jun-09	S	37,408	-77,593
10-Jun-09	Sell	225	-449
16-Jun-09	Buy	1,840	3,914
17-Jun-09	Sell	7,737	-17,992
17-Jun-09	B	66,076	151,411
18-Jun-09	Buy	242	563
18-Jun-09	Sale of Ord Shares	9,770	-22,722
18-Jun-09	Sale of Ord Shares	11,341	-26,374
18-Jun-09	Sale of Ord Shares	29,588	-68,810
18-Jun-09	Sale of Ord Shares	53,724	-124,940
18-Jun-09	B	15,870	36,068
22-Jun-09	Buy	3,278	7,451
23-Jun-09	Sell	12	-29
23-Jun-09	Sale of Ord Shares	4,697	-11,184
23-Jun-09	Sale of Ord Shares	21,659	-51,569
23-Jun-09	Sale of Ord Shares	23,386	-55,682
23-Jun-09	Sale of Ord Shares	30,248	-72,019
23-Jun-09	Sale of Ord Shares	41,051	-97,740
23-Jun-09	B	52,538	123,677
24-Jun-09	Sell	153	-355
25-Jun-09	Buy	0	1
26-Jun-09	Pur of Ord Shares	2,123	5,177
26-Jun-09	Sell	0	-1
26-Jun-09	Sale of Ord Shares	2,123	-5,177
30-Jun-09	B	475,364	2,121,306
01-Jul-09	Buy	14	37
02-Jul-09	Buy	5,828	14,943
03-Jul-09	Sell	12	-32
03-Jul-09	B	72,695	189,096
03-Jul-09	S	21,545	-55,961
06-Jul-09	Buy	1,328	3,588
07-Jul-09	Buy	0	1
08-Jul-09	Buy	147,611	866,392
09-Jul-09	Sell	0	-1
10-Jul-09	Buy	0	1
13-Jul-09	Buy	0	1
14-Jul-09	Sell	303,025	866,392
15-Jul-09	Buy	857	2,317
15-Jul-09	Sell	834	-2,317
16-Jul-09	Sell	112	-312
17-Jul-09	Buy	1,149	3,106
20-Jul-09	Pur of Ord Shares	9,301	24,477
20-Jul-09	Pur of Ord Shares	12,219	32,156
20-Jul-09	Pur of Ord Shares	17,486	46,016
20-Jul-09	Pur of Ord Shares	29,957	78,833
21-Jul-09	Pur of Ord Shares	9,041	22,050
21-Jul-09	Pur of Ord Shares	11,876	28,966
21-Jul-09	Pur of Ord Shares	16,996	41,453
21-Jul-09	Pur of Ord Shares	29,116	71,015
22-Jul-09	Pur of Ord Shares	4,446	10,340
22-Jul-09	Pur of Ord Shares	10,971	25,515
22-Jul-09	Pur of Ord Shares	11,136	25,897
22-Jul-09	Pur of Ord Shares	15,963	37,124
22-Jul-09	Pur of Ord Shares	49,775	115,755

Trans date	Trans type	Consideration	Units
22-Jul-09	Pur of Ord Shares	54,373	126,448
22-Jul-09	Pur of Ord Shares	101,675	236,454
23-Jul-09	Pur of Ord Shares	2,371	5,268
23-Jul-09	Pur of Ord Shares	5,138	11,417
23-Jul-09	Pur of Ord Shares	12,585	27,967
23-Jul-09	Pur of Ord Shares	12,679	28,176
23-Jul-09	Pur of Ord Shares	12,868	28,596
23-Jul-09	Pur of Ord Shares	18,447	40,993
23-Jul-09	Pur of Ord Shares	18,745	41,656
23-Jul-09	Pur of Ord Shares	24,974	55,497
23-Jul-09	Pur of Ord Shares	57,518	127,818
23-Jul-09	Pur of Ord Shares	62,832	139,626
23-Jul-09	Pur of Ord Shares	72,037	160,082
23-Jul-09	Pur of Ord Shares	117,493	261,095
23-Jul-09	Sell	6	-14
24-Jul-09	Pur of Ord Shares	1,645	3,427
24-Jul-09	Pur of Ord Shares	4,059	8,457
24-Jul-09	Pur of Ord Shares	4,121	8,585
24-Jul-09	Pur of Ord Shares	5,907	12,306
24-Jul-09	Pur of Ord Shares	18,418	38,371
24-Jul-09	Pur of Ord Shares	20,120	41,916
24-Jul-09	Pur of Ord Shares	37,622	78,380
24-Jul-09	S	245,316	-507,795
27-Jul-09	B	7,289	15,164
28-Jul-09	Sell	109	-238
28-Jul-09	Sale of Ord Shares	161,000	-350,000
29-Jul-09	Pur of Ord Shares	27,282	56,837
29-Jul-09	Pur of Ord Shares	30,073	62,652
29-Jul-09	Pur of Ord Shares	34,869	72,644
29-Jul-09	Pur of Ord Shares	62,471	130,147
29-Jul-09	Sale of Ord Shares	76,714	-159,820
30-Jul-09	Pur of Ord Shares	2,924	5,624
30-Jul-09	Pur of Ord Shares	8,876	17,070
30-Jul-09	Pur of Ord Shares	37,169	71,479
30-Jul-09	Pur of Ord Shares	40,972	78,792
30-Jul-09	Pur of Ord Shares	47,506	91,358
30-Jul-09	Pur of Ord Shares	59,148	113,747
30-Jul-09	Pur of Ord Shares	85,111	163,675
31-Jul-09	Buy	32,754	59,523
31-Jul-09	Pur of Ord Shares	683	1,242
31-Jul-09	Pur of Ord Shares	2,074	3,770
31-Jul-09	Pur of Ord Shares	8,681	15,784
31-Jul-09	Pur of Ord Shares	9,569	17,399
31-Jul-09	Pur of Ord Shares	11,096	20,174
31-Jul-09	Pur of Ord Shares	13,815	25,118
31-Jul-09	Pur of Ord Shares	19,879	36,143
31-Jul-09	Sell	381	-705
31-Jul-09	B	87,438	158,776
03-Aug-09	Sell	287	-512
04-Aug-09	Sell	524	-920
05-Aug-09	B	33,023	55,029
06-Aug-09	Sell	515	-845
10-Aug-09	Sell	11	-17
10-Aug-09	B	70,582	106,023
10-Aug-09	S	147,457	-220,514
11-Aug-09	S	186,472	-271,785
12-Aug-09	Buy	12	16
13-Aug-09	B	32,977	38,796
14-Aug-09	Buy	22,453	27,948
14-Aug-09	Buy	44,731	55,677
14-Aug-09	Sell	2,248	-2,810

Trans date	Trans type	Consideration	Units
14-Aug-09	Sale of Ord Shares	8,397	-10,496
14-Aug-09	Sale of Ord Shares	8,659	-10,824
14-Aug-09	Sale of Ord Shares	14,070	-17,588
14-Aug-09	Sale of Ord Shares	19,265	-24,081
14-Aug-09	Sale of Ord Shares	70,781	-88,476
14-Aug-09	Sale of Ord Shares	75,606	-94,507
14-Aug-09	Sale of Ord Shares	109,139	-136,424
14-Aug-09	Sale of Ord Shares	117,118	-146,398
14-Aug-09	Sale of Ord Shares	130,430	-163,037
14-Aug-09	Sale of Ord Shares	157,294	-196,617
14-Aug-09	Sale of Ord Shares	239,239	-299,049
14-Aug-09	B	13,891	17,256
14-Aug-09	S	13,891	-17,256
17-Aug-09	S	40,592	-49,721
18-Aug-09	S	106,592	-133,323
19-Aug-09	B	10,901	14,091
20-Aug-09	Sell	610	-802
20-Aug-09	Adjustment	307	-409
20-Aug-09	Adjustment	307	-409
21-Aug-09	Buy	60,466	84,526
25-Aug-09	Sell	10	-14
26-Aug-09	Buy	283	367
27-Aug-09	Buy	10,008	13,076
27-Aug-09	Sell	11	-14
27-Aug-09	S	355,755	-445,260
28-Aug-09	Buy	81,162	99,572
28-Aug-09	Sell	206	-258
28-Aug-09	B	33,027	41,806
28-Aug-09	S	33,027	-41,806
31-Aug-09	Buy	12,806	16,533
31-Aug-09	Buy	2	3
31-Aug-09	Buy	2,014	2,615
31-Aug-09	B	256,849	331,418
01-Sep-09	Sell	5	-7
01-Sep-09	B	215,745	284,944
01-Sep-09	S	373,298	-494,435
02-Sep-09	Buy	104	145
03-Sep-09	Buy	2,248	3,212
3/09/2009	S	84,000	-120,000
4/09/2009	Pur of Ord Shares	13,112	17,483
4/09/2009	Pur of Ord Shares	30,991	41,321
4/09/2009	Pur of Ord Shares	53,772	71,696
4/09/2009	B	74,048	100,966
7/09/2009	Buy	81,629	101,440
7/09/2009	Buy	1	1
7/09/2009	Pur of Ord Shares	20,979	26,224
7/09/2009	Pur of Ord Shares	49,585	61,981
7/09/2009	Pur of Ord Shares	86,036	107,545
7/09/2009	S	2,088,431	-2,646,084
8/09/2009	Pur of Ord Shares	22,030	26,226
8/09/2009	Pur of Ord Shares	52,063	61,980
8/09/2009	Pur of Ord Shares	90,337	107,544
8/09/2009	Sell	40	-47
8/09/2009	Sale of Ord Shares	2,019	-2,375
8/09/2009	B	116,767	136,627
8/09/2009	S	114,028	-133,366
9/09/2009	Buy	1,351	1,501
9/09/2009	Pur of Ord Shares	20,721	23,023
9/09/2009	Sale of Ord Shares	1,479	-1,662
9/09/2009	B	13,740	15,352
9/09/2009	S	86,277	-97,482

Trans date	Trans type	Consideration	Units
10/09/2009	Sell	847	-952
11/09/2009	Buy	2,824	3,191
11/09/2009	Buy	243	273
15/09/2009	Buy	623	708
15/09/2009	S	8,379	-9,584
16/09/2009	Buy	21	24
16/09/2009	B	347,516	392,629
17/09/2009	Buy	5,808	6,382
17/09/2009	Buy	2,660	2,860
17/09/2009	B	17,626	19,012
17/09/2009	S	125,443	-136,762
18/09/2009	Buy	12,031	13,214
18/09/2009	Buy	13,140	14,432
18/09/2009	Sell	512	-563
18/09/2009	B	433,842	476,540
21-Sep-09	Buy	728	800
21-Sep-09	B	299,786	327,063
22-Sep-09	Buy	33	34
23-Sep-09	Sell	508	-518
23-Sep-09	B	175,657	179,737
24-Sep-09	Sell	54,634	58,150
24-Sep-09	Sell	109,266	116,299
24-Sep-09	Sell	301	-314
24-Sep-09	B	25,400	26,436
25-Sep-09	Buy	13	15
25-Sep-09	B	70,460	85,117
25-Sep-09	S	18,036	-22,022
28-Sep-09	Sell	15	-18
28-Sep-09	B	254,830	312,751
29-Sep-09	Buy	18	21
30-Sep-09	Buy	106	121
01-Oct-09	S	85,844	-99,854
02-Oct-09	Buy	1,904	2,214
02-Oct-09	B	97,987	117,223
05-Oct-09	Sell	155	-185
06-Oct-09	Pur of Ord Shares	4,161	4,953
06-Oct-09	Pur of Ord Shares	7,078	8,426
06-Oct-09	Pur of Ord Shares	11,853	14,111
06-Oct-09	Pur of Ord Shares	28,935	34,446
06-Oct-09	Pur of Ord Shares	39,891	47,489
06-Oct-09	Pur of Ord Shares	103,890	123,678
06-Oct-09	Sell	89	-106
07-Oct-09	Pur of Ord Shares	2,565	3,053
07-Oct-09	Pur of Ord Shares	6,825	8,125
08-Oct-09	Buy	7,850	9,573
08-Oct-09	Buy	1,466	1,788
09-Oct-09	Sell	18	-22
12-Oct-09	Sell	21	-26
12-Oct-09	S	281,949	-346,247
13-Oct-09	Pur of Ord Shares	4,971	5,918
13-Oct-09	Pur of Ord Shares	12,873	15,325
13-Oct-09	Pur of Ord Shares	181,792	216,419
13-Oct-09	Sell	13	-15
13-Oct-09	S	171,034	-206,090
15-Oct-09	Buy	26	30
15-Oct-09	S	152,973	-175,388
16-Oct-09	Sell	41	-47
19-Oct-09	S	7,826	-9,189
20-Oct-09	Buy	10,934	12,561
20-Oct-09	Sell	238	-273
20-Oct-09	S	73,897	-85,539

Trans date	Trans type	Consideration	Units
21-Oct-09	Sell	6	-7
22-Oct-09	Buy	2,696	3,191
22-Oct-09	Buy	2,287	2,690
22-Oct-09	S	182,346	-214,323
23-Oct-09	Pur of Ord Shares	3,838	4,463
23-Oct-09	Pur of Ord Shares	5,463	6,352
23-Oct-09	Pur of Ord Shares	14,833	17,248
23-Oct-09	Pur of Ord Shares	21,766	25,309
23-Oct-09	Pur of Ord Shares	36,871	42,873
23-Oct-09	Pur of Ord Shares	67,599	78,604
23-Oct-09	Pur of Ord Shares	68,543	79,701
23-Oct-09	Pur of Ord Shares	75,858	88,207
23-Oct-09	Pur of Ord Shares	89,337	103,880
23-Oct-09	Pur of Ord Shares	136,494	158,714
23-Oct-09	Pur of Ord Shares	253,398	294,649
23-Oct-09	S	319,029	-374,261
26-Oct-09	Buy	5,552	6,382
26-Oct-09	Pur of Ord Shares	1,508	1,754
26-Oct-09	Pur of Ord Shares	2,147	2,497
26-Oct-09	Pur of Ord Shares	5,830	6,779
26-Oct-09	Pur of Ord Shares	8,555	9,948
26-Oct-09	Pur of Ord Shares	14,493	16,852
26-Oct-09	Pur of Ord Shares	26,571	30,896
26-Oct-09	Pur of Ord Shares	26,941	31,327
26-Oct-09	Pur of Ord Shares	29,816	34,670
26-Oct-09	Pur of Ord Shares	35,115	40,831
26-Oct-09	Pur of Ord Shares	53,649	62,383
26-Oct-09	Pur of Ord Shares	99,599	115,813
26-Oct-09	S	17,326	-20,095
27-Oct-09	Pur of Ord Shares	2,834	3,220
27-Oct-09	Pur of Ord Shares	4,035	4,585
27-Oct-09	Pur of Ord Shares	9,187	10,323
27-Oct-09	Pur of Ord Shares	10,953	12,447
27-Oct-09	Pur of Ord Shares	16,072	18,264
27-Oct-09	Pur of Ord Shares	27,226	30,939
27-Oct-09	Pur of Ord Shares	49,918	56,725
27-Oct-09	Pur of Ord Shares	50,615	57,517
27-Oct-09	Pur of Ord Shares	56,016	63,654
27-Oct-09	Pur of Ord Shares	65,969	74,965
27-Oct-09	Pur of Ord Shares	100,792	114,536
27-Oct-09	Pur of Ord Shares	187,117	212,633
27-Oct-09	Sale of Ord Shares	9,187	-10,323
27-Oct-09	S	22,872	-26,266
28-Oct-09	S	410,419	-467,221
29-Oct-09	Buy	10,722	12,764
29-Oct-09	Sell	665	-792
30-Oct-09	Buy	11,099	12,606
30-Oct-09	Buy	14,040	15,955
30-Oct-09	Buy	7	8
30-Oct-09	S	94,731	-107,870
02-Nov-09	Buy	13,562	15,955
02-Nov-09	Sell	450	-529
02-Nov-09	B	21,828	25,769
02-Nov-09	S	10,012	-11,849
04-Nov-09	B	168,865	203,064
04-Nov-09	S	76,572	-92,256
05-Nov-09	Buy	1,747	2,080
05-Nov-09	B	386,990	919,980
06-Nov-09	Sell	2	-2
06-Nov-09	B	26,875	32,426
09-Nov-09	Buy	7,993	9,573

Trans date	Trans type	Consideration	Units
09-Nov-09	B	113,290	136,543
10-Nov-09	Pur of Ord Shares	6,253	7,356
10-Nov-09	Pur of Ord Shares	9,880	11,624
10-Nov-09	Pur of Ord Shares	11,683	13,745
10-Nov-09	Sell	13	-15
10-Nov-09	S	41,150	-47,583
11-Nov-09	Buy	111	129
11-Nov-09	Pur of Ord Shares	1,686	1,961
11-Nov-09	Pur of Ord Shares	2,665	3,099
11-Nov-09	Pur of Ord Shares	3,151	3,664
12-Nov-09	S	117,374	-137,376
13-Nov-09	Buy	214,546	253,900
16-Nov-09	Buy	2,712	3,191
16-Nov-09	Buy	5,425	6,382
16-Nov-09	Buy	10,849	12,764
16-Nov-09	Buy	18,178	21,375
16-Nov-09	Buy	921	1,071
16-Nov-09	B	115,428	134,688
17-Nov-09	Buy	13	15
17-Nov-09	S	161,865	-184,988
18-Nov-09	Buy	534	614
19-Nov-09	Buy	10,913	12,764
19-Nov-09	Sell	1,068	-1,256
19-Nov-09	S	322,331	-376,555
20-Nov-09	Buy	2,728	3,191
20-Nov-09	Buy	2,826	3,325
23-Nov-09	Buy	200	235
24-Nov-09	Buy	6,010	7,151
24-Nov-09	Buy	10,051	11,965
24-Nov-09	Sell	10,051	11,965
24-Nov-09	Buy	18,134	21,588
24-Nov-09	Sell	18,134	21,588
24-Nov-09	Buy	19,191	22,847
24-Nov-09	Sell	19,191	22,847
24-Nov-09	Sell	30,306	36,097
24-Nov-09	Buy	97,656	116,257
24-Nov-09	Sell	97,656	116,257
24-Nov-09	Buy	1,391	1,656
25-Nov-09	Sell	10,249	12,295
25-Nov-09	Buy	2,217	2,639
25-Nov-09	Pur of Ord Shares	19,644	23,386
25-Nov-09	Pur of Ord Shares	24,720	29,429
25-Nov-09	Pur of Ord Shares	31,750	37,798
25-Nov-09	Pur of Ord Shares	68,095	81,066
26-Nov-09	Buy	8	9
26-Nov-09	Pur of Ord Shares	11,023	12,968
26-Nov-09	Pur of Ord Shares	13,871	16,319
26-Nov-09	Pur of Ord Shares	17,816	20,960
26-Nov-09	Pur of Ord Shares	38,211	44,954
27-Nov-09	Buy	743	906
27-Nov-09	B	26,359	32,542
30-Nov-09	Buy	2	3
01-Dec-09	Buy	6,501	8,072
01-Dec-09	B	26,440	32,796
02-Dec-09	Buy	859	1,047